Document Control

No Act

P.C. 11-03-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

RECD S.E.C.
NOV 2 0 2006
1086

November 3, 2006

Act	'34 Act
Section	10(a)
Rule	10(a)-1
Public Availability	November 3, 2006

[redacted]

06066208

Ms. Claire P. McGrath
Vice President and Special Counsel Derivative Securities
American Stock Exchange LLC
86 Trinity Place
New York, NY 10006-1872

Re: AEMI, Exemptive Relief under Rule 10a-1
TP File No. 07-13

Dear Ms. McGrath:

In your letter on behalf of the American Stock Exchange LLC (the "Exchange" or "AMEX"), dated November 3, 2006, as supplemented by telephone conversations with the staff of the Division of Market Regulation (the "Division"), you request that the Commission grant an exemption from Rule 10a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") in connection with AMEX's new "AEMI" hybrid market trading platform,[1] including the proposed pilot for an early version thereof that was recently filed with the Commission (referred to herein as the "AEMI-One Pilot").[2] Specifically, you seek relief from Rule 10a-1 to permit two specific types of activities related to the operation of AEMI: (1) auction trades with an aggressing buy order, with auto-ex enabled, where one or more of the contra side participants is representing an order that is a short sale; and (2) trades involving an electronic aggressing buy order that is automatically executed via auto-ex against the Specialist's offer.

PROCESSED
JAN 1 2 2007
THOMSON FINANCIAL

A copy of your letter is attached to this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

1 See Securities Exchange Act Release No. 54552 (September 29, 2006), 71 Fed. Reg. 59546 (October 10, 2006) (SR-Amex-2005-104) (Order Approving a Proposed Rule Change and Amendments No. 1, 2, 3, 4, and 5 Thereto, and Notice of Filing and Order Granting Accelerated Approval to Amendment No. 6, To Establish a New Hybrid Trading System Known as AEMI).

2 See Securities Exchange Act Release No. 54413 (September 7, 2006), 71 Fed. Reg. 54318 (September 14, 2006) (SR-Amex-2006-72) (Notice of Filing of Proposed Rule Change and Amendment No. 1 Thereto To Adopt New Rules To Implement on a Pilot Basis an Initial Version of AEMI, Its Proposed New Hybrid Market Trading Platform for Equity Products and Exchange Traded Funds). Amendment No. 2 to the proposed rule change was filed with the Commission on October 30, 2006 and subsequently withdrawn on October 31, 2006. Amendment No. 3 to the proposed rule change was filed with the Commission on November 1, 2006.

1143373

In your letter you make the following representations:

(i) AEMI is a new Exchange facility that will provide a single marketplace that integrates automated execution and floor-based auction trading. Thus, in addition to its auto-ex component, the AEMI platform will support auctions and negotiated trades taking place in the trading crowd and interacting with orders in the AEMI Book.[3]

(ii) In connection with the auction process you state in your letter that in certain instances, a problem can arise because an intervening auto-ex trade that increases the last sale reference price may be completed and printed prior to the printing of the auction market trade that was in the process of being entered into AEMI by the Specialist and was priced in compliance with Rule 10a-1 at the time that the Floor Brokers agreed to the trade. In this case, a review of execution times would make it appear that any auction market short sale trades were contracted at an illegal price, and that a short sale rule violation had occurred. You state that the efficient functioning of the auction market could be seriously impaired if market participants are frequently placed in a position where they are determined to be in regulatory violation because tick conditions change instantaneously due to trades taking place outside the auction market transaction.

(iii) In connection with Specialist short sales in AEMI where the Specialist is acting in a passive manner (as described in your letter) and with auto-ex enabled, you state in your letter that it is possible that the execution in AEMI might take place on a minus or zero-minus tick and thereby constitute a violation of Rule 10a-1 by the Specialist because AEMI cannot determine whether the Specialist is long or short the security at the time the incoming buy order executes against the Specialist's quotation (and thus cannot automatically prevent a short sale tick test violation by blocking the trade). In such circumstances, you state that these passive short sales by the Specialist on the Exchange will, in effect, take place at the NBO[4] because AEMI is programmed to

[3] Negotiated trades are one-to-one trades between two crowd members (possibly including the Specialist) and are only allowed while auto-ex is enabled. An auction trade is between a single crowd participant and multiple counterparties in the crowd. They are differentiated by the need to allocate on a post-trade basis to crowd participants. However, this difference does not affect priority and parity rules, the standing of orders on the AEMI Book, or the issuance of intermarket sweep orders. An auction trade may take place either while auto-ex is enabled or in order to re-enable auto-ex.

[4] Although the Specialist's offer that is executed against may not actually be at the NBO at the time the aggressing buy order is received by AEMI, any better-priced offers at away markets will automatically be satisfied ahead of the Specialist's offer, so there will be no better-priced offers left for the aggressing buy order to execute against at the time it executes against the Specialist's offer. So, in effect, the Specialist's offer is at the NBO at that instant.

> automatically route "away market obligations" to clear all other markets that have protected quotations (i.e., quotations that have trade-through protection under rules approved by the Commission) simultaneously with order execution on AMEX. In addition, you state that these short sales would be for the purpose of executing a market or marketable limit buy order.[5] You also state that the Exchange believes that it will be able to determine, after the fact, whether the Specialist was long or short on each Specialist sale in order to assure that it will be able to detect all violations of the exemption you request. In particular, you represent that the Exchange will make enhancements to the data received from Specialist firms under Exchange Rule 191 to enable that data to be used with data captured by AEMI to determine whether a Specialist was long or short on every trade, the tick condition of every trade and whether the Specialist acted "passively" on the trade.[6]

Response

Rule 200(a) of Regulation SHO[7] defines the term "short sale,"[8] and Rule 10a-1 governs short sales generally. Paragraph (a) of Rule 10a-1 covers short sales of any security registered on, or admitted to unlisted trading privileges on, a national securities exchange ("Reported Security"), if trades in such security are reported pursuant to an "effective transaction reporting plan," and information as to such trades is made available in accordance with such plan on a real-time basis to vendors of market transaction information. A short sale of a Reported Security may not be effected at a price either: (1) below the price at which the last sale thereof, regular way, was reported pursuant to an effective transaction reporting plan ("minus tick"); or (2) at such price unless such price is above the next preceding different price at which a sale of such security, regular way, was reported pursuant to an effective transaction reporting plan ("zero-minus tick"). Paragraph (a)(2) of Rule 10a-1 permits an exchange to make an election as to whether short sales are to be governed by a "tick" test reference to the last sale reported from any market pursuant to an effective transaction reporting plan or one referenced to the last sale in that exchange's market. AMEX has adopted Rule 10a-1 as its short sale rule, denominated AMEX Rule 7.

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5 The Specialist is a passive participant in the trade whose quotation is executed against instantaneously by the aggressing electronic order. If his quotation is not competitive relative to other markets, it will not be executed.

6 You represent in your letter that beginning in December, 2006 the Exchange will provide monthly updates to the Division regarding the status of the implementation of these enhancements and planned surveillance reports.

7 17 CFR § 242.200(a).

8 The term "short sale" means "any sale of a security which the seller does not own or any sale which is consummated by the delivery of a security borrowed by, or for the account of, the seller." 17 CFR § 242.200(a).

In AMEX Rule 7, AMEX has elected, pursuant to Rule 10a-1(a)(2), to use the last sale in AMEX's market as the reference for application of the "tick" test.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, the Commission finds that it is appropriate in the public interest and consistent with the protection of investors to grant, and hereby grants an exemption from Rule 10a-1 for auction trades with an aggressing buy order, with auto-ex enabled, where one or more of the contra side participants is representing an order that is a short sale, subject to the following conditions: (a) the transactions are agreed upon in good faith in the auction market and confirmed immediately to the Specialist by the contra-side participants to allow the trade to be printed; (b) the short sale was priced in compliance with Rule 10a-1 at the time that the Floor Brokers agreed to the trade; (c) the short sale price is not lower than the AMEX published bid at the time the transaction is reported to AEMI; (d) Floor Brokers who receive allocations report to AEMI the fact that customer orders were entered as "sell short;" and (e) the Exchange maintains records of such transactions.

Also, the Commission finds that it is appropriate in the public interest and consistent with the protection of investors to grant, and hereby grants, an exemption from Rule 10a-1, on the basis of your representations, but without necessarily concurring in your analysis, to exempt from Rule 10a-1 trades involving an electronic aggressing buy order that is automatically executed via auto-ex against the Specialist's offer, when the Specialist is acting passively (as described in your letter), subject to the following conditions:

(a) Short sales by the Specialist on the Exchange will, in effect, take place at the NBO;[9]

(b) The short sale is for the purpose of executing a market or marketable limit buy order;

(c) The Exchange implements surveillance systems to enable it to identify Specialist transactions effected pursuant to the exemption granted herein, as well as any non-exempt Specialist short sales that are violative of Rule 10a-1; and

(d) The Exchange provides notice to Specialists that the exemption from the tick test granted herein will not apply when the Specialist is not acting in a passive manner (as described in your letter) and that a Specialist will be responsible for any resulting short sale tick test violation.

The above exemptions are conditioned on the Exchange maintaining and providing to the Division, upon request, separately retrievable written records pertaining to all Specialists' and Floor Brokers' transactions relying on these exemptions.

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[9] See supra note 4.

The foregoing exemptions from Rule 10a-1(a) are based solely on your representations and the facts presented, and are strictly limited to the application of this rule to the proposed transactions as described above. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts and representations. The exemptions granted herein are subject to modification or revocation if at any time the Commission or the Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

In addition, all persons relying on this exemption are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with those relying on the relief granted in this letter. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market
Regulation, pursuant to delegated authority,

James A. Brigagliano
Acting Associate Director

AMERICAN
STOCK EXCHANGE®
Equities Options ETFs

Claire P. McGrath
Senior Vice President and
General Counsel

American Stock Exchange
86 Trinity Place
New York, NY 10006-1872
T 212 306 1885
F 212 306 5402
claire.mcgrath@amex.com

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 0 6 2006
DIVISION OF MARKET REGULATION

November 3, 2006

James A. Brigagliano
Acting Associate Director
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **American Stock Exchange Request for Relief from Rule 10a-1 Under the Securities Exchange Act of 1934 with Respect to Trading in AEMI**

Dear Mr. Brigagliano:

In connection with the operation of its proposed new "AEMI" hybrid market trading platform,[1] including the proposed pilot for an early version thereof that was recently filed with the Commission (referred to herein as the "AEMI-One Pilot")[2], the American Stock Exchange LLC ("Amex" or "Exchange") hereby requests exemptive or no-action relief from Rule 10a-1 under the Securities Exchange Act of 1934 (the "Exchange Act") for certain short sales that would not otherwise comply with that rule.

As more fully described in our filings, AEMI is a new Exchange facility that will provide a single marketplace that integrates automated execution and floor-based auction trading. By implementing AEMI, the Exchange intends to qualify as an "automated trading center" under Regulation NMS. The Exchange will publish automated quotations for all securities on the AEMI platform, and all incoming executable orders will be processed immediately and automatically without human intervention, including the

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[1] *See* Securities Exchange Act Release No. 54552 (September 29, 2006), 71 Fed. Reg. 59546 (October 10, 2006) (SR-Amex-2005-104) (Order Approving a Proposed Rule Change and Amendments No. 1, 2, 3, 4, and 5 Thereto, and Notice of Filing and Order Granting Accelerated Approval to Amendment No. 6, To Establish a New Hybrid Trading System Known as AEMI).

[2] *See* Securities Exchange Act Release No. 54413 (September 7, 2006), 71 Fed. Reg. 54318 (September 14, 2006) (SR-Amex-2006-72) (Notice of Filing of Proposed Rule Change and Amendment No. 1 Thereto To Adopt New Rules To Implement on a Pilot Basis an Initial Version of AEMI, Its Proposed New Hybrid Market Trading Platform for Equity Products and Exchange Traded Funds). Amendment No. 2 to the proposed rule change was filed with the Commission on October 30, 2006 and subsequently withdrawn on October 31, 2006. Amendment No. 3 to the proposed rule change was filed with the Commission on November 1, 2006.

routing out of incoming executable orders to other trading centers with better-priced automated quotations. The AEMI platform is a single electronic system that will process all quotations and orders in all equity and ETF securities on the Exchange. The "AEMI Book" is the physical part of the AEMI platform that comprises all quotations and orders that may be eligible for automatic execution ("auto-ex") during the Exchange's regular session. Amex will publish an automated quotation for all securities in AEMI except under certain specified situations, such as when auto-ex in the AEMI platform is disabled due to the presence of a large imbalance, during periods of high volatility, or as a result of system malfunction. Auto-ex trades that take place in AEMI will be printed to the tape.

In addition to its auto-ex component, the AEMI platform will support auctions and negotiated trades taking place in the trading crowd and interacting with orders in the AEMI Book.[3] If a Floor Broker walks into a crowd with an order, he may participate in a verbally transacted trade with one or more individual crowd participants, including the Specialist. When the Specialist conducts an auction and prints the resulting trade, relevant orders in the electronic environment will be included, and the AEMI platform will automatically satisfy better displayed automated quotations at away markets as part of the auction print. After conducting the auction, the Specialist will print the trade to the tape via AEMI and subsequently manage the post-trade allocation to the crowd, after which AEMI will send notification of individual trades to active crowd participants. In order to be considered an active crowd participant, at the time of the auction trade, a Floor Broker must be represented by a crowd order on the opposite side of the imbalance. Since verbal bids and offers do not have standing in the AEMI Book, it is the electronic print that finalizes the trade.

Possible Tick Test Violations During The Auction Process

The first situation for which the Exchange is seeking relief from Rule 10a-1 involves an auction trade with an aggressing buy order, with auto-ex enabled, where one or more of the contra side participants is representing an order that is a short sale. The applicable price for the short sale tick test under Amex rules is the price at which the last regular way sale in the unit of trading of the security was effected on the Exchange.[4] In other words, the short sale tick test is based only on transactions in the Exchange's market. The reference price for participants in the auction market in an auction trade will be the price they see at the time the price of their trade is determined by the auction process. Those selling participants who would be making short sales would, as a matter

[3] Negotiated trades are one-to-one trades between two crowd members (possibly including the Specialist) and are only allowed while auto-ex is enabled. An auction trade is between a single crowd participant and multiple counterparties in the crowd. They are differentiated by the need to allocate on a post-trade basis to crowd participants. However, this difference does not affect priority and parity rules, the standing of orders on the AEMI Book, or the issuance of intermarket sweep orders. An auction trade may take place either while auto-ex is enabled or in order to re-enable auto-ex.

[4] The applicable tick test is set forth in Amex Rule 7 (Short Sales), which was adopted by the Exchange pursuant to paragraph (a)(2) of Exchange Act Rule 10a-1.

of course, use that reference price to determine whether they could participate in the trade without violating the short sale tick test.

A trade that is a short sale will be agreed to in the auction market at a price that would be permitted under the short sale rules (i.e., on a plus or zero plus tick with respect to the reference price available to the participants at the time they agree to the trade), with each short selling participant responsible for its own compliance with the short sale tick test. In some situations involving an aggressing buy order and selling counterparties in the crowd, the AEMI platform will not automatically validate the short sale tick test for each short seller and reject the auction trade if one or more participants are in violation.[5] Consequently, in certain instances, a problem can arise because an intervening auto-ex trade that increases the last sale reference price may be completed and printed prior to the printing of the auction market trade with short sellers that was in the process of being entered into AEMI by the Specialist. In this case, a review of execution times would make it appear that any auction market short sale trades were contracted at an illegal price, and that a short sale rule violation had occurred.[6]

The Exchange believes that (i) if a transaction is agreed upon in good faith in the auction market and confirmed immediately to the Specialist by the contra-side participants to allow the trade to be printed, (ii) an intervening execution involving an auto-ex order is printed at a higher price before the auction market transaction is printed, and (iii) AEMI does not identify on a real-time basis any resulting short sale tick test violation and reject the auction trade involving the violation, then the fact that auction market participants used the last reported trade prior to the execution of the auto-ex order in applying the tick test should not be deemed a violation of that test.

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5 AEMI does not know which eligible participants were definitively on the trade until completion of the post-trade allocation process by the Specialist, which process can take up to three minutes. Floor Brokers who are active crowd participants, including those who are selling short and are subject to Rule 10a-1 and Amex Rule 7, must verbally confirm their participation in such auction market transactions to the Specialist immediately following the initial post-trade allocation. Further, even with respect to the Floor Brokers who participated in the auction trade, AEMI will not know on a real-time basis whether they are selling short or long in the auction. For example, a Floor Broker might have an electronic crowd order for Order 1 in his handheld device, but be participating in the auction for Order 2 which has just come into his handheld device.

6 In the case of a negotiated (one on one) trade in the crowd, the AEMI platform will validate the short sale tick test and block a trade that violates the tick test based on an intervening auto-ex trade. So, unlike an auction with multiple contra side sellers, the AEMI system would eliminate the possibility of an inadvertent short sale rule violation in a negotiated trade. Similarly, in an auction trade with a short sale by a single participant as the aggressing order, the Floor Broker representing the order would be required to inform the Specialist that the sale is a short sale and the Specialist will enter this information into the pair-off window. As with a negotiated trade, the AEMI platform will then validate the short sale tick test and block a trade that violates the tick test based on an intervening auto-ex trade. Consequently, the only trade for which the Exchange is seeking exemptive relief in this first situation is an auction trade with an aggressing buy order.

For example, assume the Exchange's published quotation is 1,000 shares offered at $5.80 and the automated National Best Offer is 10,000 shares offered at $5.80. The last reported sale on the Amex is $5.79, which is a plus tick. A Floor Broker walks into the crowd and announces a bid of $5.79 for 5,000 shares, and the crowd, made up of four other Floor Brokers, verbally confirms its offsetting interest at that price. All of the crowd participants are represented electronically on the contra side of the AEMI Book at the time of the trade and two of the crowd participants are representing short sale orders. At this point, the two short sales that are part of the auction trade are in compliance with the Amex's short sale rule. The Specialist then starts to enter into AEMI a trade of 5,000 shares at $5.79 with the first Floor Broker's badge identifier as the aggressor, but before the Specialist can act, an incoming auto-ex buy order for 500 shares is automatically executed against the Amex published offer at $5.80. Assuming the Specialist then finalizes the auction trade at $5.79 via the electronic print, the two short sales that constitute a portion of the auction trade would be on a minus tick from the last trade at $5.80 and would violate the short sale rule. The Amex believes that the short selling Floor Brokers, who were looking at the last reported short sale price of $5.79, a plus tick, prior to the auto-ex trade for short sale compliance purposes at the time they had verbally agreed in good faith to the trade at $5.79 (which would be a zero plus tick), should not be deemed to be in violation of the short sale tick test if AEMI does not identify a violation on a real-time basis and reject the trade based on the last reported sale of $5.80 at the time that the Specialist printed the trade. Because AEMI does not automatically validate the short sale tick test in the case of an auction with an aggressing buy order, the two short selling Floor Brokers would not likely be aware that an incoming auto-ex order in the second or two before their trade was printed had put them in violation of the test. They would probably only learn of the violation after the fact based on regulatory surveillance.

The Exchange conducts surveillance for compliance with the short sale tick test. This surveillance will be appropriately modified, if the requested relief is granted, to reflect that a change in the last sale reference price while an auction market trade is in the process of being entered into AEMI for printing does not constitute a violation of the short sale tick test.

The Exchange believes that such a result is appropriate, since the auction market transaction was agreed to based on a good faith reliance by each short selling participant on the information available at the time the trade was priced, and at such time the trade was in compliance with Rule 10a-1. The inclusion of automatic executions during an auction will increase the amount of information that must be taken into account when effecting a short sale transaction. While an auction trade may take only a second or two to complete, an intervening auto-ex trade that changes the tick on which a short sale was based in good faith could be executed and printed before the trade involving one or more short sales is printed.

The efficient functioning of the auction market could be seriously impaired if market participants are frequently placed in a position where they are determined to be in regulatory violation because tick conditions change instantaneously due to trades taking place outside the auction market transaction. The Exchange will have the ability to identify the exact tick condition for any reported short sale and will monitor time of execution for these trades against the time of auto-ex trades.

The Exchange believes that the requested relief is very similar in nature to that granted to the New York Stock Exchange ("NYSE") by the staff of the Commission in an exemptive relief letter issued to the NYSE on December 22, 2000[7] in connection with the NYSE's Direct+ system (the NYSE Letter"). First, under the NYSE Letter exemption, the short sales on which relief was granted were reported immediately upon agreement to the trade. In AEMI, the Specialist will conduct an auction based on information from the trading crowd and AEMI relating to the imbalance, minimum Specialist and crowd exposure, and away market obligations that are automatically routed to better priced protected quotations. When the auction price is determined, the trade will be entered immediately into AEMI. Since verbal bids and offers do not have standing in AEMI, it is the electronic print that finalizes the trade and records the aggressing and contra participants (including those who represent short sale orders). Should the market change between the time of the verbal auction and the auction trade being printed, then the exposure of the crowd may change, which provides a strong incentive for floor brokers to verbally confirm their offsetting interest immediately to Specialist so the latter can print the trade. Following the printing of the trade, the Specialist will manage the post-trade allocation to the crowd, and the individual floor brokers in the crowd will further divide their allocations among the orders that they hold for customers.

In addition, under the NYSE Letter exemption, floor brokers were not allowed to sell short at a price lower than the best bid displayed in the auction market at the time the transaction was reported. Similarly, under AEMI, auction trades are not allowed to take place below the Amex published bid (which will be an automated quote under AEMI) when auto-ex is enabled. Finally, under the NYSE Letter exemption, the NYSE committed to maintain records of floor brokers' transactions relying upon the exemption, including the identification of the orders as short sales. In AEMI, the floor brokers with short sale orders that receive trade allocations must report the "giveups" to AEMI, including the fact that these customer orders were entered as "sell short." Consequently, AEMI will be able to identify post-trade all contra side executions that are short sales and conduct surveillance regarding the tick conditions and the time of execution compared to the time of intervening auto-ex trades.

Specialist Short Sales in AEMI With Auto-Ex Enabled

The second situation for which the Exchange is seeking limited exemptive or no-action relief from Rule 10a-1 involves an aggressing electronic buy order that is automatically executed via auto-ex against the Specialist's offer. In this situation, the

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[7] 2000 SEC No-Act. LEXIS 1043.

Specialist would be passively providing liquidity to incoming market and marketable limit buy orders in its capacity as a Specialist on the Exchange. Because the AEMI platform is not responsible for tracking the Specialist's position in a security, it cannot determine whether the Specialist is long or short the security at the time the incoming buy order executes against the Specialist's quotation (and thus cannot automatically prevent a short sale tick test violation by blocking the trade.) Thus, it is possible that the execution might take place on a minus or zero-minus tick and thereby constitute a violation of Rule 10a-1 by the Specialist.

The Exchange believes that exemptive or no-action relief is justified in the foregoing situation because such passive short sales by the Specialist that occur automatically under AEMI do not have the potential for the type of abuses that Rule 10a-1 is designed to address. The Exchange further believes that the relief requested is very similar in nature to that granted to Barnard L. Madoff Investment Securities LLC by the staff of the Commission in an exemptive relief letter (the "Madoff Letter") dated February 9, 2001 in connection with short sales by that firm effected in its capacity as a market maker in NYSE listed securities.[8] The three conditions for the exemption in the Madoff Letter were that (i) such an execution must occur at the national best offer ("NBO"), (ii) such an execution is for the purpose of executing a customer market or marketable limit order, and (iii) each execution made in reliance on the exemption must be reported as "sell short exempt."

With respect to the first condition in the Madoff Letter, such passive short sales by the Specialist on the Exchange will, in effect, take place at the NBO[9] because AEMI is programmed to automatically route "away market obligations" to clear all other markets that have protected quotations (i.e., quotations that have trade-through protection under rules approved by the Commission) simultaneously with order execution on the Amex. In the permanent version of AEMI that will operate under Rule 611 of Regulation NMS, such away market obligations will consist of intermarket sweep orders routed to other automated trading centers to execute against the full displayed size of automated quotations that are at a price that is superior to the price at which that portion of the aggressing electronic buy order would otherwise execute against the Specialist's quotation. Thus, any portion of the aggressing buy order that does in fact execute against the Specialist's quotation via auto-ex is effectively[10] executed at the NBO because there is no better-priced protected quotation at another market that would not be executed at the same time. Similarly, under the AEMI-One Pilot that will be effective prior to the

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8 2001 SEC No-Act. LEXIS 190.

9 Although the Specialist's offer that is executed against may not actually be at the NBO at the time the aggressing buy order is received by AEMI, any better-priced offers at away markets will automatically be satisfied ahead of the Specialist's offer, so there will be no better-priced offers left for the aggressing buy order to execute against at the time it executes against the Specialist's offer. So, in effect, the Specialist's offer is at the NBO at that instant.

10 *See* note 9 above.

effective date of Rule 611 of Regulation NMS, away market obligations (which may or may not be intermarket sweep orders) will be sent, simultaneously with order execution against the Specialist quotation on the Amex, to all firm better-priced quotations, whether manual or automated and whether or not at the NBO, that are the best offer of a national securities exchange or a national securities association (which will constitute all protected quotations of away markets under the AEMI-One Pilot). Consequently, the potential for short sale abuses under Rule 10a-1 with respect to these sales by the Specialist does not exist. Competitive circumstances and the automatic operation of the AEMI platform mitigate against any possible downward manipulation of securities prices due to unrestricted short selling by Specialists.

The second condition for the exemption granted in the Madoff Letter exists in these circumstances as well – that the short sale is for the purpose of executing an aggressing market or marketable limit buy order. The Specialist is a passive participant in the trade whose quotation is executed against instantaneously by the aggressing electronic order. If his quotation is not competitive relative to other markets, it will not be executed.

Finally, with respect to the third condition for the exemption granted in the Madoff Letter – the marking of each execution that relies on the exemption as "sell short exempt" – the AEMI platform will not be able to mark or report individual trades by the Specialist as "sell short exempt" since it does not track the Specialist's position in a security (i.e., whether the Specialist is long or short on any given trade), nor does AEMI currently have the capability of interfacing on a real-time basis with any proprietary position-tracking system that the Specialist may utilize.[11] However, the Exchange believes that it will be able to implement surveillance processes sufficient to enable it to identify Specialist "short sale exempt" transactions effected pursuant to the requested exemption, as well as non-exempt Specialist short sales that are violative of the tick test. As indicated above, the order routing functionality of AEMI (which assures that the first condition for the exemption is met) is automated, and no violations should occur in the absence of system malfunction.[12] Consequently, the Exchange's surveillance reports will focus on the identification of short sales by the Specialist that violate the tick test and on which the Specialist is not acting in a passive role.

The Exchange believes that the great majority of a Specialist's trades in AEMI for his own account will be "passive" in nature (i.e., where the sale by the Specialist is the result of an aggressing buy order executing against the Specialist's offer). However,

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11 AEMI does have some position-tracking capability, but it only relates to trades that are executed via AEMI (i.e., it would not adjust the indicated position if a Specialist were to send an order to another market center by means of a system other than AEMI). Consequently, it might not be an accurate indicator of the Specialist's position at a given point in time.

12 Away market obligations (which may be "intermarket sweep orders" as defined in Regulation NMS) that are routed to other markets as a result of aggressing orders in AEMI retain the same "long", "short" or "short exempt" marking as the original aggressing order.

there are two situations where a Specialist would not be acting in a passive manner. First, the Specialist, like any other member of the Exchange, can utilize a "hit or take" order[13] to execute against the Amex's published quotation (in this instance, to hit the best bid price in AEMI). In order to utilize a "hit or take" order, the Specialist would be required to enter whether he is selling on a "long", "short" or "short exempt" basis. The AEMI platform would capture and maintain the data on this order, including the aforementioned order marking requirement. Secondly, a Specialist would not be acting passively if he moves his offer to lock or cross the national best bid ("NBB") and thereby potentially generate a trade. Although AEMI would not know in real time whether the Specialist had a long or short position on any resulting trade, the AEMI platform would retain data sufficient to be able to identify on a post-trade basis whether the Specialist acted in a non-passive manner by moving his offer quotation. The Exchange will provide notice to Specialists that the exemption from the tick test requested herein will not apply when the Specialist is not acting in a passive manner (as described above) and that a Specialist will be responsible for any resulting short sale tick test violation. The Exchange will vigilantly enforce any such violations and will report to the Division of Market Regulation any violations that occur.

Through the data AEMI captures on every trade, post-trade surveillance systems would also readily be able to determine the tick condition on every trade and identify those that occurred on a "minus" or "zero minus" tick, as well as exclude any such trades from analysis if they are already exempt through the operation of the "equalizing exemption" of Rule 10a-1(e)(5).

Based on the foregoing, it is clear that AEMI will capture all the data that is necessary to identify all Specialist sales where (i) the Specialist did not act in a passive manner and (ii) the sale violated the short sale tick conditions. The third element that must be determined in order to identify a non-exempt violation by the Specialist of the short sale tick test is whether the Specialist was actually short on each of the sales described in the prior sentence. As discussed above, the Specialist will enter this information when he utilizes a "hit or take" order but AEMI will not be able to validate this information real-time when the Specialist generates a trade by moving his offer to lock or cross the NBB. The Exchange believes that it will be able to determine, after the fact, whether the Specialist was long or short on each Specialist sale in order to assure that it will be able to detect all violations of the exemption requested herein. The data that will allow the Exchange to accomplish this objective is already being provided to the Exchange by the Specialist firms on a daily basis based on the requirements of current Exchange Rule 191.[14] However, certain enhancements are necessary to the Rule 191 data

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13 A hit or take order is a new order type in AEMI that is available to any member to trade against the Amex published quotation.

14 Exchange Rule 191 ("Reports of Purchases and Sales for Specialist's Own Account") requires the Specialist to file with the Exchange before the opening of trading on the next business day "a report reflecting his opening position and each purchase and sale in both round lots and odd lots for his own

to enable it to be used by the planned short sale surveillance reports. It is anticipated that the programming and testing necessary to fully integrate the Rule 191 data (to determine whether the Specialist was long or short on every trade) with the data currently captured by AEMI (to determine the tick condition of every trade and whether the Specialist acted "passively" on the trade) will be completed within several months. The Exchange will provide monthly updates to the Division of Market Regulation regarding the status of the implementation of these enhancements and planned surveillance reports.[15]

Consequently, the Exchange requests that the Commission staff exempt, or otherwise provide relief from compliance with Rule 10a-1, for the indicated transactions, based on the commitment of the Exchange to (a) do the necessary work to integrate Rule 191 data with trading data captured by AEMI so as to be able to produce regular periodic surveillance reports that will identify all Specialist short sales in AEMI that violate Rule 10a-1 and do not meet the conditions for the exemption requested herein, and (b) identify all Specialist transactions effected pursuant to the requested exemptions as well as such non-exempt violations by Specialists that occur on and after the very first day that the AEMI platform becomes operational on the Amex.[16] Until the required programming changes described above are complete, the Exchange will not have the ability to generate the routine periodic surveillance reports described above. However, once these surveillance reports can be generated, the Exchange will be able to identify all Specialist exempt transactions and violations that date back to the first day of trading on the AEMI platform. On that basis, the Exchange requests that the relief requested herein become effective on the first day that the AEMI platform becomes operational on the Amex.

For the foregoing reasons, the Exchange requests that the Commission staff exempt, or otherwise provide relief from compliance with Rule 10a-1 for, the indicated transactions in each of the two scenarios described above.

Sincerely,

Claire P. McGrath

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account in each security in which he is registered as a specialist and, with respect to each round lot transaction, shall designate the time and type of tick at which such transaction was effected." The file layout for the Rule 191 reports includes opening positions in both trading and long-term accounts, buy volume, sell long volume, sell short volume, price, trade tick, time in minutes, conversions of bonds and warrants into stock, and journal entries, among others.

[15] The Exchange will provide these status updates during the first week of each month beginning in December 2006.

[16] The first day of operation of the AEMI-One Pilot is expected to be in early November 2006, subject to Commission approval.

cc: Mr. Erik Sirri, Director, Division of Market Regulation
Mr. Robert L.D. Colby, Deputy Director, Division of Market Regulation
Victoria L. Crane, Division of Market Regulation
Josephine J. Tao, Division of Market Regulation
Michael J. Gaw, Division of Market Regulation
Neal Wolkoff, Chairman & CEO, American Stock Exchange
Oscar Onyema, American Stock Exchange
Miranda Mizen, American Stock Exchange